SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*†

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31679F 10 1

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes (i) Amendment No. 3 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on April 8, 2016 and Amendment No. 2 filed on August 16, 2016, (ii) Amendment No. 2 to the Schedule 13D of Fifth Street Holdings L.P. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on August 16, 2016 and (iii) Amendment No. 10 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014, as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016 and Amendment No. 9 filed on August 16, 2016.

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Leonard M. Tannenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,558,428.514
	8.	Shared Voting Power 154,728
	9.	Sole Dispositive Power 4,558,428.514
	10.	Shared Dispositive Power 154,728
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,713,156.514
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 154,728
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 154,728
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,728
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Fifth Street Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 154,728
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 154,728
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,728
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

This Schedule 13D/A constitutes (i) Amendment No. 3 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on April 8, 2016 and Amendment No. 2 filed on August 16, 2016, (ii) Amendment No. 2 to the Schedule 13D of Fifth Street Holdings L.P. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on August 16, 2016 and (iii) Amendment No. 10 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014, as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016 and Amendment No. 9 filed on August 16, 2016.

Item 2.	Identity and Background

Item 2 is amended and restated as follows:

This Schedule 13D/A is being filed by (i) Leonard M. Tannenbaum, a citizen of the United States of America and the Chairman and Chief Executive Officer of Fifth Street Asset Management Inc., a Delaware corporation (“FSAM”), (ii) FSAM and (iii) Fifth Street Holdings L.P., a Delaware limited partnership (“FSH”).

FSAM and FSH are asset management firms with their principal business address at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. FSAM is the general partner of FSH. Mr. Tannenbaum’s business address is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of FSAM are set forth in Schedule A, which replaces the corresponding schedule attached to the Ninth Amended Schedule 13D on August 16, 2016.

During the last five years, none of Mr. Tannenbaum, FSAM, FSH, or any person set forth in Schedule A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Tannenbaum, FSAM, FSH, or any person set forth in Schedule A, as the case may be, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

The acquisitions by Mr. Tannenbaum of Shares reported in Item 5(c) were made using Mr. Tannenbaum’s personal funds. Mr. Tannenbaum holds some of the acquired Shares in a margin account pursuant to a brokerage agreement. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the acquired Shares. The positions held in the margin account are pledged as collateral for the repayment of credit for the account, and the collateral can be called upon default.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 29,466,768 outstanding Shares as of August 9, 2016, as reported in the Issuer’s Form 10-Q filed on August 9, 2016. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power, (i) 4,451,919.514 Shares are held by him directly; (ii) 95,634 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President; and (iii) 10,875 Shares are held as custodian for his three children (in the amounts of 7,500 Shares, 2,000 Shares and 1,375 Shares). The 154,728 Shares over which Mr. Tannenbaum has shared voting and dispositive power are directly held by FSH. The 154,728 Shares over which FSAM has shared voting and dispositive power are directly held by FSH.

(c) Schedule B sets forth all transactions with respect to Shares by Mr. Tannenbaum since the filing of the Ninth Amended Schedule 13D on August 16, 2016. Neither FSAM nor FSH have any transactions with respect to the Shares in the last 60 days.

(d) FSAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 154,728 Shares beneficially owned by Mr. Tannenbaum and FSAM. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 95,634 Shares beneficially owned by Mr. Tannenbaum. Mr. Tannenbaum’s children have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,875 Shares beneficially owned by Mr. Tannenbaum.

Schedule A

Name	Position at FSAM	Business Address / Address of Employer	Principal Occupation or Employment	Name and Principal Business of Employer	Beneficial Ownership of Shares[1]
Leonard M. Tannenbaum	Chairman of the Board and Chief Executive Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	See Item 5
Bernard D. Berman	Co-President and Chief Compliance Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	83,500 Shares 0.3%
Todd G. Owens	Co-President	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	35,000 Shares <0.1%
Alexander C. Frank	Chief Operating Officer, Chief Financial Officer and Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	3,000 Shares <0.1%
Ivelin M. Dimitrov	Chief Investment Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	17,867 Shares <0.1%
James F. Velgot	Chief of Staff and Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	None
Thomas H. Brandt	Director	87 Main Street New Haven, CT 06840	Co-Owner and Director of Real Estate	College Street Foods, LLC, a restaurant business	None
Thomas L. Harrison	Director	437 Madison Avenue New York, NY 10022	Chairman Emeritus	Diversified Agency Services, a division of Omnicom Group Inc., a marketing communications services company	None
Michael Arthur	Director	437 South Bristol Ave. Los Angeles, CA 90049	Owner	Michael Arthur & Associates, a consulting firm	None
Nathaniel August	Director	645 Madison Avenue 14th Floor New York, NY 10022	President and Portfolio Manager	Mangrove Partners, an investment manager	883,753 Shares 3.0%[2]

(1) Unless otherwise noted, each person has sole voting power and sole dispositive power over the Shares.

(2) The Shares are held by The Mangrove Partners Master Fund, Ltd. (the “Master Fund”). Mr. August may be deemed to beneficially own these Shares by virtue of his relationship with the Master Fund. Mr. August, the Master Fund and their affiliates are not part of a group with either (i) Mr. Tannenbaum or (ii) FSAM and FSH, and has no obligation to act as a group with either (i) Mr. Tannenbaum or (ii) FSAM and FSH. Mr. August and the Master Fund act independently with respect to securities of the Issuer.

Schedule B

Except as otherwise noted below, all transactions were purchases of Shares effected in the open market, and the price per share excludes commissions paid.

Name	Date of Transaction	Amount of Securities	Price per Share
Mr. Tannenbaum	August 18, 2016	35,879	$8.4878(1)
Mr. Tannenbaum	August 19, 2016	35,879	$8.5185(2)
Mr. Tannenbaum	August 22, 2016	11,599	$8.5000
Mr. Tannenbaum	August 24, 2016	400,098	$8.6700

(1) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $8.40 to $8.55. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(2) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $8.47 and $8.55. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2016

/s/ Leonard M. Tannenbaum

LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:             /s/ Leonard M. Tannenbaum

Name:        Leonard M. Tannenbaum

Title:          Chief Executive Officer

FIFTH STREET HOLDINGS, L.P.

By: Fifth Street Asset Management Inc., its general partner

By:             /s/ Leonard M. Tannenbaum

Name:        Leonard M. Tannenbaum

Title:          Chief Executive Officer